February 17, 2026

Brent Pfeiffenberger
Chief Executive Officer
Century Therapeutics, Inc.
25 North 38th Street, 11th Floor
Philadelphia, PA 19104

        Re: Century Therapeutics, Inc.
            Registration Statement on Form S-3
            Filed February 05, 2026
            File No. 333-293228
Dear Brent Pfeiffenberger:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Lauren Hamill at 303-844-1008 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:    Jennifer Porter